ArcelorMittal announces publication of its Half-Year Report 2015

Luxembourg, 3 August 2015 – ArcelorMittal has published today its Half-Year Report for the six month period ended 30 June 2015 (“HY Report”).

The report published today is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > Half-year reports and on the electronic database of the Luxembourg Stock Exchange (www.bourse.lu/).